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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Announces the Release of iBOLT Version 2.5

New version offers enhanced heterogeneous environment support and cutting edge usability

Los Angeles, California, (April 19th, 2005) Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today at the Gartner Application Integration and Web Services Summit the release of Version 2.5 of its iBOLT Business Integration Suite. The new version delivers enhanced heterogeneous environment support, an enhanced User Interface and a customizable framework to facilitate the tailoring of Special Editions of iBOLT for Enterprise Software Vendors.

Lee Sutton, Co-Director of the Integration Competence Center at Magic Software will be presenting the iBOLT Integration Suite in a presentation entitled  "Real World Integration in a Service Oriented World" to be held on April 19 at the Gartner Application Integration and Web Services Summit which Magic Software is a sponsor of.

iBOLT version 2.5 (http://www.magicsoftware.com/ibolt) delivers significant enhancements to the Data Mapper, a component that is being used for data transformation. Enhancements made to this existing sophisticated integration feature further strengthen iBOLT’s out-of-the-box data transformation and integration capabilities. These enhancements include direct support for ODBC, the capability to map Data to HTML-type destinations and the ability to Drag-and-Drop elements to automatically create connections between sources and destinations

iBOLT 2.5 adds enhanced support for component development using the .NET framework, adding to the existing development options with JAVA IDE’s and eDeveloper.

"This new iBOLT version is very much user driven. Version 2.0 was a breakthrough in empowering business users and architects, and we received a lot of feedback that was translated back into this version," said Avigdor Luttinger, Head of the iBOLT program at Magic. “We have also structured the iBOLT Special Edition, which was initially developed for our SAP Business One partnership, as a highly customizable platform for OEM’s. Beyond that, we’ve worked along our roadmap guidelines and leveraged learning-curve effects such as performance enhancements and self-paced training sets."

iBOLT V2.5 Highlights

User Interface

The User Interface in iBOLT 2.5 has been enhanced and improved to make project development even easier and more intuitive than before, thus reducing time spent during project development.

Self Paced Training

Leveraging the usability levels introduced with iBOLT V2, iBOLT became even more accessible with the new self-paced training suite. Requiring 40 hours of autonomous work and loaded with samples, prospective customers can now evaluate iBOLT at their own time and space. This further lowers the access threshold, something SMB’s are particularly sensitive to.

iBOLT Special Edition

The Special Edition (SE) of iBOLT takes advantage of iBOLT’s scalability and modularity to offer ISV’s the opportunity to license iBOLT as their integration backbone. IBOLT SE can be easily trimmed to fit the exact specifications and features required by packaged software vendors, who face more and more frequently the requirement to interface with third-party applications.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: April 19, 2005